September 4, 2018

VIA EDGAR

Re: Elegance Spirits, Inc.

Offering Statement on Form 1-A

Filed August 2, 2018

Amendment No. 1 to Offering Statement on Form 1-A Filed August 2, 2018

File No. 024-10879

Dear Mr. Burr and Ms. Lippmann,

The Company is in receipt of your comments dated August 24, 2018. We have the following responses.

Staff Comment:

Preliminary Offering Circular Cover Page, page 3

1. We note the disclosure regarding the duration of the offering on the cover page and on page 27. Given the open nature of the duration, it appears that the offering may extend beyond three years. Please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Company Response:

We have amended the Offering Circular to read as follows:

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the Shares offered are sold, (ii) the one year anniversary date of the qualification of the securities by the Securities Exchange Commission, or (iii) unless sooner terminated by the Company’s CEO.

Staff Comment:

Financial Statements

Notes to Financial Statements

Note 1 - Summary of Organization and Significant Accounting Policies Organization, page 58

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2. We note you present your financial statements as of March 14, 2018. Please confirm that your fiscal year end is March 14 or clearly disclose your fiscal year end date.

Note 9 - Subsequent Events, page 61

Company Response:

The Company’s fiscal year end is December 31. The March 14, 2018 financial statement reporting period reflects Company activity through the Regulation A+ initial filing date for financial statement reporting purposes.

Staff Comment:

3. We note your disclosure that on March 20, 2018, the Board of Directors authorized a 10 for 1 stock split to the voting common stock shareholders of record on March 14, 2018. Please revise your financial statements and disclosures throughout the filing to give retroactive effect to the stock split or tell us why it is not required. Refer to ASC 505-10- S99-4 (SAB Topic 4:C.)

Company Response:

We have amended the financial statements as appropriate. Please also see our section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.”

Staff Comment:

Index to Exhibits, page 62

4. We note your statement on page 29 that you entered into an agreement for purchase of the intellectual property of Elegance Vodka brand. Additionally, we note the disclosure on page 30 that you have a manufacturing agreement in place with Australian Boutique Spirits Pty Ltd. Please file your purchase agreement for the intellectual property of Elegance Vodka and the manufacturing agreement with Australian Boutique Spirits Pty Ltd as exhibits. Refer to Item 17.6 of Form 1-A. In this regard, please disclose the material terms of the agreements in your offering circular.

Company Response:

We have added these documents as part of Exhibit 17.6. Further, we added the following information under Related Party Transactions starting on page 35 and to the section entitled Other Agreements on page 41.

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Memorandum of Understand with Australian Boutique Spirits Pty Ltd.

On April 21, 2018, the Company entered into a Memorandum of Understanding with Australian Boutique Spirits Pty Ltd. (ABS) which is operated by Sahil Beri. Mr. Beri is our CEO’s brother. ABS is a beverage manufacturing company in Western Sydney, NSW, Australia. ABS has agreed to manufacture alcohol products for the Company. As the Company orders products, ABS will price the order at 10% over the cost of the manufacturing based on a Statement of Work submitted by the Company to ABS. ABS will guarantee the pricing in the Statement of Work for a period of sixty (60) days from the execution date of the Statement of Work.

Intellectual Property Assignment

On April 20, 2018 the Company entered into an agreement for the assignment and purchase of intellectual property for the Elegance Vodka brand from Australian Boutique Spirits Pty Ltd, an Australian proprietary limited company that owned the Elegance Vodka brand. The Company has agreed to pay $800,000 within seven (7) days of the closing of a financing from this Offering. This is not an arm’s length transaction as our CEO, Amit Raj Beri is also the Sole Director/Secretary of Australian Boutique Spirits Pty Ltd.

Staff Comment:

5. We note the "reserve shares now" section on your website. Additionally, we note the statement that Elegance Vodka is testing the waters to gauge market interest. Please file your testing the waters materials as exhibits. Refer to Item 17.13 of Form 1-A.

Company Response:

This is now filed as Testing the Waters Material as Exhibit 17.3.

Staff Comment:

6. We note your disclosure on page 45 that the right of first refusal is defined in the company’s bylaws; however, the bylaws you have filed as exhibits contain no right of refusal provision. Please revise or advise.

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Company Response:

We have removed this section.

Staff Comment:

7. We note that your subscription agreement includes a waiver of the right to a jury trial. Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws and discuss the enforceability of this provision. In this regard, please include disclosure about this provision in the offering circular. We also note the exclusive forum provision in this agreement. Please also include disclosure about the exclusive forum provision in the offering circular.

Company Response:

We have removed this section.

Thank you for time. Please inform the Company and myself when the Company may request qualification.

Sincerely,

/s/ Jillian Ivey Sidoti

Jillian Ivey Sidoti, Esq.

Securities Counsel for the Company

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